Mail Stop 4561

Ms. Randi Swatt
Chief Executive Officer
Safe Technologies International, Inc.
123 NW 13 Street, Suite 30408
Boca Raton, FL 33432

   Re: **Safe Technologies International, Inc.**
      Form 10-KSB/A for the Fiscal Year Ended December 31, 2007
      Form 10-QSB for the Quarterly Period Ended March 31, 2008
      File No. 000-17746

Dear Ms. Swatt:

   We have reviewed your amendments and response letter dated September 17, 2008 in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 21, 2008.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

Item 8A. Controls and Procedures, page 16

1.   Please amend your Form 10-KSB/A to provide the disclosures required by Item 308T(a)(2) of Regulation S-B. In this regard, you must identify the framework used by management to evaluate the effectiveness of internal control over financial reporting.

       * * * * * * *

   Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review.

Ms. Randi Swatt
Safe Technologies International, Inc.
September 25, 2008
Page 2

Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3408 if you have any questions regarding the above comment.

Sincerely,

Christine Davis
Assistant Chief Accountant

cc: Gerald W. Gritter, Esq.
        Redgrave & Rosenthal LLP
        Via Facsimile at 561-391-9944